東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

[redacted]

06017103

SUPPL

11th September, 2006

Securities and Exchange Coı.
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC MAIL RECEIVED
SEP 25 2006
WASH. D.C.
185

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g(3)-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 8th September, 2006.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Zoe Chung
Company Secretary

Encl.

PROCESSED
SEP 28 2006
THOMSON
FINANCIAL

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

China Daily 11 September 2006, Monday Sports 8

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

ANNOUNCEMENT

Reference is made to the Announcement in relation to the Claim alleged by the Plaintiff for the breach of the Contract entered into between ZOBHP, a wholly subsidiary of the Company, and the Plaintiff.

The Board wishes to inform the shareholders and potential investors of the Company that a Judgement dated 15 August 2006 was issued against ZOBHP and the Company understands from ZOBHP that it has decided to lodge an appeal against the Judgement.

The Company will keep its shareholders and the potential investors informed of the progress of this matter and will make further announcement when there is further material development.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

Reference is made to the announcement made by the Company dated 13 February 2004 (the "**Announcement**") in relation to the claim (the "**Claim**") made by China Railway Nineteenth Bureau Group Corporation (中鐵十九局集團有限公司) (the "**Plaintiff**") for the alleged breach on the part of Zhuhai (Oriental) Blue Horrison Properties Company Limited (珠海東方海天置業有限公司) ("**ZOBHP**"), a wholly-owned subsidiary of the Company, of a construction contract (the "**Contract**") entered into between ZOBHP and the Plaintiff in 1999. Terms in this announcement shall have the same meanings as those defined in the Announcement unless otherwise defined.

The Claim is for an aggregate amount of approximately RMB23,113,000 (equivalent to approximately HK$22,622,000) plus further interests, damages and costs and the litigation has been on-going since 2004.

The Board wishes to inform the shareholders and potential investors of the Company that a judgement (the "**Judgement**") dated 15 August 2006 was issued by the Intermediate People's Court of China in Zhuhai, Guangdong Province, the PRC against ZOBHP for an aggregate sum of approximately RMB9,682,672 (equivalent to approximately HK$9,477,000) (the "**Judgement Debt**") and the interest on certain part thereof. The Company understands from ZOBHP that it has decided to lodge an appeal against the Judgement to the Higher People's Court of China in Guangdong Province.

The Judgement Debt represents approximately 1.6% of the Group's audited consolidated net asset value of approximately HK$600,034,000 as at 31 December 2005. In view of the size of the Judgement Debt, the Board does not consider that the Judgement has any material adverse impact on the operation and the financial position of the Group.

The Company will keep its shareholders and the potential investors informed of the progress of this matter and will make further announcement when there is further material development.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 8 September 2006

As at the date of this announcement, the Board comprises eight directors, namely Mr. Zhou Zhongshu as the Chairman and non-executive director; Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli as executive directors; and Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria as independent non-executive directors.

For the purpose of this announcement, translations of RMB into HK$ or vice versa have been calculated by using an exchange rate of HK$1.00 to RMB1.0217.

香港商報 2006年9月11日 星期一 B6

ONFEM HOLDINGS LIMITED
東方有色集團有限公司 *

(於百慕達註冊成立之有限公司)
(股份代號：230)

公佈

謹此提述有關原告聲稱海天置業(本公司之全資附屬公司)違反一份其與原告訂立之合約的索償之公佈。

董事會謹此通知本公司之股東及準投資者，海天置業接獲日期為二零零六年八月十五日之判決。本公司得悉海天置業決定將就判決提出上訴。

如有任何進一步重大發展，本公司將會再作公佈，以知會各股東及準投資者有關是次事件之進展。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

謹此提述本公司日期為二零零四年二月十三日有關中鐵十九局集團有限公司(「**原告**」)聲稱珠海東方海天置業有限公司(「**海天置業**」)(本公司之全資附屬公司)違反一份其與原告於一九九九年訂立之建築合約(「**合約**」)的索償(「**索償**」)之公佈(「**公佈**」)。除非文義另有所指，本公佈所採用之詞彙與公佈所界定者相同。

索償之總額約為23,113,000元人民幣(約相等於22,622,000港元)連累計利息、損失及訴訟費。訴訟自二零零四年起持續進行。

董事會謹此通知本公司之股東及準投資者，海天置業接獲日期為二零零六年八月十五日由中國廣東省珠海市中級人民法院發出之判決書(「**判決**」)。據此，海天置業須支付總額約9,682,672元人民幣(約相等於9,477,000港元)(「**判定債項**」)及其中若干部份之利息。本公司得悉海天置業決定將就判決向廣東省高級人民法院提出上訴。

判定債項佔本集團於二零零五年十二月三十一日之經審核綜合資產淨值約600,034,000港元之約1.6%。經考慮判定債項之金額，董事會認為判決對本集團之營運及財務狀況不會構成重大不良影響。

如有任何進一步重大發展，本公司將會再作公佈，以知會各股東及準投資者有關是次事件之進展。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

承董事會命
董事總經理
王幸東

香港，二零零六年九月八日

於本公佈刊發日期，董事會由八名董事組成，即主席及非執行董事周中樞先生；執行董事王幸東先生、閻西川先生、錢文超先生及何小麗女士；及獨立非執行董事林濬先生、馬紹援先生及譚惠珠女士。

就本公佈而言，換算人民幣為港幣(反之亦然)所採用之匯率為1.00港元兑1.0217元人民幣。

* *僅供識別*

China Daily 11 September 2006, Monday Sports 8

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

ANNOUNCEMENT

Reference is made to the Announcement in relation to the Claim alleged by the Plaintiff for the breach of the Contract entered into between ZOBHP, a wholly subsidiary of the Company, and the Plaintiff.

The Board wishes to inform the shareholders and potential investors of the Company that a Judgement dated 15 August 2006 was issued against ZOBHP and the Company understands from ZOBHP that it has decided to lodge an appeal against the Judgement.

The Company will keep its shareholders and the potential investors informed of the progress of this matter and will make further announcement when there is further material development.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

Reference is made to the announcement made by the Company dated 13 February 2004 (the "**Announcement**") in relation to the claim (the "**Claim**") made by China Railway Nineteenth Bureau Group Corporation (中鐵十九局集團有限公司) (the "**Plaintiff**") for the alleged breach on the part of Zhuhai (Oriental) Blue Horrison Properties Company Limited (珠海東方海天置業有限公司) ("**ZOBHP**"), a wholly-owned subsidiary of the Company, of a construction contract (the "**Contract**") entered into between ZOBHP and the Plaintiff in 1999. Terms in this announcement shall have the same meanings as those defined in the Announcement unless otherwise defined.

The Claim is for an aggregate amount of approximately RMB23,113,000 (equivalent to approximately HK$22,622,000) plus further interests, damages and costs and the litigation has been on-going since 2004.

The Board wishes to inform the shareholders and potential investors of the Company that a judgement (the "**Judgement**") dated 15 August 2006 was issued by the Intermediate People's Court of China in Zhuhai, Guangdong Province, the PRC against ZOBHP for an aggregate sum of approximately RMB9,682,672 (equivalent to approximately HK$9,477,000) (the "**Judgement Debt**") and the interest on certain part thereof. The Company understands from ZOBHP that it has decided to lodge an appeal against the Judgement to the Higher People's Court of China in Guangdong Province.

The Judgement Debt represents approximately 1.6% of the Group's audited consolidated net asset value of approximately HK$600,034,000 as at 31 December 2005. In view of the size of the Judgement Debt, the Board does not consider that the Judgement has any material adverse impact on the operation and the financial position of the Group.

The Company will keep its shareholders and the potential investors informed of the progress of this matter and will make further announcement when there is further material development.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 8 September 2006

As at the date of this announcement, the Board comprises eight directors, namely Mr. Zhou Zhongshu as the Chairman and non-executive director; Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli as executive directors; and Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria as independent non-executive directors.

For the purpose of this announcement, translations of RMB into HK$ or vice versa have been calculated by using an exchange rate of HK$1.00 to RMB1.0217.

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

公佈

謹此提述有關原告聲稱海天置業(本公司之全資附屬公司)違反一份其與原告訂立之合約的索償之公佈。

董事會謹此通知本公司之股東及準投資者，海天置業接獲日期為二零零六年八月十五日之判決。本公司得悉海天置業決定將就判決提出上訴。

如有任何進一步重大發展，本公司將會再作公佈，以知會各股東及準投資者有關是次事件之進展。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

謹此提述本公司日期為二零零四年二月十三日有關中鐵十九局集團有限公司(「**原告**」)聲稱珠海東方海天置業有限公司(「**海天置業**」)(本公司之全資附屬公司)違反一份其與原告於一九九九年訂立之建築合約(「**合約**」)的索償(「**索償**」)之公佈(「**公佈**」)。除非文義另有所指，本公佈所採用之詞彙與公佈所界定者相同。

索償之總額約為23,113,000元人民幣 (約相等於22,622,000港元)連累計利息、損失及訴訟費。訴訟自二零零四年起持續進行。

董事會謹此通知本公司之股東及準投資者，海天置業接獲日期為二零零六年八月十五日由中國廣東省珠海市中級人民法院發出之判決書(「**判決**」)。據此，海天置業須支付總額約9,682,672元人民幣(約相等於9,477,000港元)(「**判定債項**」)及其中若干部份之利息。本公司得悉海天置業決定將就判決向廣東省高級人民法院提出上訴。

判定債項佔本集團於二零零五年十二月三十一日之經審核綜合資產淨值約600,034,000港元之約1.6%。經考慮判定債項之金額，董事會認為判決對本集團之營運及財務狀況不會構成重大不良影響。

如有任何進一步重大發展，本公司將會再作公佈，以知會各股東及準投資者有關是次事件之進展。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

承董事會命
董事總經理
王幸東

香港，二零零六年九月八日

於本公佈刊發日期，董事會由八名董事組成，即主席及非執行董事周中樞先生；執行董事王幸東先生、閻西川先生、錢文超先生及何小麗女士；及獨立非執行董事林濬先生、馬紹援先生及譚惠珠女士。

就本公佈而言，換算人民幣為港幣(反之亦然)所採用之匯率為1.00港元兑1.0217元人民幣。

* *僅供識別*